                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934

                               (Amendment No. 5)*


                        SOUTHERN FINANCIAL BANCORP, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    842870107
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                            Perry & Associates, P.C.
                           1826 Jefferson Place, N.W.
                             Washington, D.C.  20036
                                 (202) 775-8109
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 8, 2003
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                        Exhibit Index at page 14

-------------------------------------------------------------------------------
CUSIP NUMBER   842870107
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY).

               Financial Institution Partners II, L.P. / 36-4131559

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS (See Instructions)

               WC
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e) [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    0
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    0
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.0%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    PN
-------------------------------------------------------------------------------

Page 2 of 15

-------------------------------------------------------------------------------
CUSIP NUMBER   842870107
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY).

               Hovde Capital, L.L.C. / 91-1825712

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS (See Instructions)

               WC
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e) [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Nevada
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    19,955 Shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    19,955 Shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    19,955 Shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.4%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    OO
-------------------------------------------------------------------------------

Page 3 of 15

-------------------------------------------------------------------------------
CUSIP NUMBER   842870107
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Eric D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               PF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            12,583 Shares
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(1)
                    19,955 Shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    12,583 Shares
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    19,955 Shares
               ----------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    32,538 Shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.6%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    IN
-------------------------------------------------------------------------------
(1)   Of  the 32,538 Shares beneficially owned by Eric D. Hovde, 19,955  are  as
President,  Chief  Executive  Officer, and Managing  Member  of  Hovde  Capital,
L.L.C., the direct owner, and 12,583 of the Shares beneficially owned are  as  a direct owner.

Page 4 of 15

-------------------------------------------------------------------------------
CUSIP NUMBER   842870107
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Steven D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               PF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e) [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            12,583 Shares
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(2)
                    19,955 Shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    12,583 Shares
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    19,955 Shares
               ----------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    32,538 Shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.6%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------
(2)   Of the 32,538 Shares beneficially owned by Steven D. Hovde, 19,955 are  as
Chairman  and Member of Hovde Capital, L.L.C., the direct owner, and  12,583  of the Shares beneficially owned are as a direct owner.

Page 5 of 15

Item 1.  Security and Issuer

     The class of security to which this statement relates is the common stock, $0.01 par value, of Southern Financial Bancorp, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 37 East Main Street, Warrenton, VA 20186.

Item 2.  Identity and Background

     The persons filing this statement are Financial Institution Partners II, L.P. (the "Limited Partnership"), Hovde Capital, L.L.C. (the "General Partner"), Eric D. Hovde, and Steven D. Hovde who are collectively referred to herein as the "Reporting Persons." The Limited Partnership is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial institutions and financial services companies. Hovde Capital, L.L.C., a Nevada limited liability company, is the General Partner of Financial Institution Partners II, L.P., and is a direct owner.

     Eric  D.  Hovde  and Steven D. Hovde each may be deemed to hold  beneficial interests in the Shares through ownership of an interest in, and positions as officers and/or members of the General Partner. Both Eric D. Hovde and Steven
D. Hovde hold additional beneficial interests in the Shares through Shares owned directly. Eric D. Hovde and Steven D. Hovde are also directors and executive officers of Hovde Financial, Inc. ("Hovde Financial"). Hovde Financial does not beneficially own any of the Shares.

     Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and offices for the Limited Partnership, and the General Partner, as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the Limited Partnership and General Partner who are Reporting Persons. The General Partner controls the Limited Partnership.

     None of the Reporting Persons or executive officers, directors or controlling persons of the General Partner have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in
Schedule 2 attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

     The Reporting Persons have disposed of the shares for investment purposes and as set forth below:

      Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

      The Reporting Persons expect to evaluate on an ongoing basis their investment in the Issuer, and may independently from time to time acquire additional Shares, dispose of Shares or formulate other purposes, plans or, proposals regarding the Issuer or the Shares held by the Reporting Persons in addition to those discussed above. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

      Except as described above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in schedule 1 hereto have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of July 10, 2003, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 5,471,169 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of its control over the Limited Partnership, all decisions regarding voting and disposition of the Shares beneficially owned by the Limited Partnership are made by the General Partner acting though its chairman, chief executive officer, president or managing members. As such, the Limited Partnership and the General Partner share voting and investment power with respect to the Shares. Therefore, as a result of their ownership interest in, and positions as officers and/or managers of the General Partner, Eric D. Hovde and Steven D. Hovde may be deemed to have beneficial ownership of the Shares. Both Eric D. Hovde and Steven D. Hovde each own Shares personally.

     (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of July 10, 2003, transactions in the Shares effected during the past sixty (60) days.

     (d)  None.

     (e) The date on which the reporting persons ceased to be the beneficial owner of more than five percent of the class of securities is July 8, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.   Materials to be filed as Exhibits

Exhibit A -    Consent Agreement pursuant to 17 C.F.R.  13d-1(f)(1).
Exhibit B -    [OMITTED - FILED PURSUANT TO REQUEST FOR CONFIDENTIAL TREATMENT
               NON PUBLIC INFORMATION HAS BEEN FILED WITH THE COMMISSION]
               (Incorporated by reference to Schedule 13D, filed with the
               Securities and Exchange Commission (the "Commission") on October
               25, 1999).
Exhibit C -    Customer Agreement between Banc of America Securities LLC and
               Financial Institution Partners II, L.P. (Incorporated by
               reference to Schedule 13D, filed with the Commission on October
               25, 1999).
Exhibit D -    Prime Broker Agreement between Banc of America Securities LLC and
               Financial Institution Partners II, L.P. (Incorporated by
               reference to Schedule 13D, filed with the Commission on October
               25, 1999).
Exhibit E -    Partnership Agreement between Banc of America Securities LLC and
               Financial Institution Partners II, L.P. (Incorporated by reference to Schedule 13D, filed with the Commission on October
               25, 1999).

                                   Signatures


     After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                         FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                         By:  /s/ Eric D. Hovde
                         ----------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         HOVDE CAPITAL, L.L.C.

                         By:  /s/ Eric D. Hovde
                         ----------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         ERIC D. HOVDE

                              /s/ Eric D. Hovde
                         ----------------------------------------------

                         STEVEN D. HOVDE

                              /s/ Steven D. Hovde
                         ----------------------------------------------


Dated:    07/10/03

                                   Schedule 1

                    INFORMATION RELATING TO REPORTING PERSONS

                                   Principal Business and
                                   Address of Principal Business
Name                               or Principal Office
----                               ------------------------------
Financial Institution              Limited partnership formed to make
Partners II, L.P.                  investments primarily in equity securities
                                  of financial institutions and financial
                                  services companies.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware

Hovde Capital, L.L.C.              Limited liability company formed to serve as
                                   the general partner of Financial Institution
                                   Partners II, L.P.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Nevada





    INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
                                     PERSONS

NAME                          PRINCIPAL OCCUPATION
ADDRESS                       BUSINESS ADDRESS              CITIZENSHIP
-------                       --------------------          -----------
Steven D. Hovde(3)            Investment banker             U.S.
1629 Colonial Parkway         Hovde Financial, Inc.
Inverness, Illinois 60067     1629 Colonial Parkway
                              Inverness, Illinois 60067
                              Investment banking firm

Eric D. Hovde (4)             Portfolio Manager             U.S.
1826 Jefferson Place, N.W.    Hovde Capital Advisors LLC
Washington, D.C. 20036        1824 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Registered Investment Adviser


-------------------------------------------------------------------------------
(3) Steven D. Hovde is affiliated with the following Reporting Persons: Chairman and Member of Hovde Capital, L.L.C.

(4) Eric D. Hovde is affiliated with the following Reporting Persons: President, Chief Executive Officer and Managing Member of Hovde Capital, L.L.C.

                                   SCHEDULE 2

     The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                        Amount
                                        Originally
                    Total               Financed/           Source of
Name                Consideration       Current Balance     Funds
-------------------------------------------------------------------------------
Financial           $           0       $0/                 Working Capital
Institution                             $0
Partners II, L.P.

Hovde Capital,      $  271,026.81       $0/                 Working Capital
L.L.C.                                  $0

Eric D. Hovde       $  441,927.86       $0/                 Working Capital
                                        $0

Steven D. Hovde     $  441,927.86       $0/                 Working Capital
                                        $0



-------------------------------------------------------------------------------

                                   SCHEDULE 3

     The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.


                              Approximate
Name                          Number of Shares              Percentage
----                          ----------------              -----------
Financial Institution         0                             0%
Partners II, L.P.

Hovde Capital, L.L.C.         19,955                        0.4%

Eric D. Hovde                 32,538                        0.6%

Steven D. Hovde               32,538                        0.6%
-------------------------------------------------------------------------------

Aggregate Shares Held by      32,538                        0.6%
Reporting Persons

                                   SCHEDULE 4

Description of Transactions in Shares Effected Within 60 Days.

The Reporting Persons had effected the following transactions in the Shares within sixty (60) days of July 10, 2003:

------------------------------------------------------------------------------
               Transaction    Number of Transaction    Transaction    Broker
               Date           Shares    Price          Type
------------------------------------------------------------------------------
Financial      07/08/03       324,673   $33.09         Distribution   BOFA
Institution                                            Out
Partners
II, L.P.

Hovde Capital, 07/08/03       19,955    $33.09         Distribution   BOFA
L.L.C.                                                 Received

Eric D.        07/08/03       12,583    $33.09         Distribution   BOFA
Hovde                                                  Received

Steven D.      07/08/03       12,583    $33.09         Distribution   BOFA
Hovde                                                  Received

Page 13 of 15

                                  EXHIBIT INDEX

                                                                      Page

Exhibit A-     Consent Agreement to 17 C.F.R. 13d-1(f)(1)            15

Exhibit B -    [OMITTED - FILED PURSUANT TO REQUEST FOR
               CONFIDENTIAL TREATMENT - NON PUBLIC INFORMATION
               HAS BEEN FILED WITH THE COMMISSION] (5)(Incorporated
               by reference to Schedule 13D, filed with the Commission
               on October 25, 1999)

Exhibit C -    Customer Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               Schedule 13D, filed with the Commission on
               October 25, 1999)

Exhibit D -    Prime Broker Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               Schedule 13D, filed with the Commission on
               October 25, 1999)

Exhibit E -    Partnership Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               Schedule 13D, filed with the Commission on
               October 25, 1999)



------------------------------------------
(5) Portions of Exhibit B have been omitted pursuant to a request for confidential treatment of information in accordance with Rule 24b-2 of the Securities and Exchange Act of 1934. The non-public information has been filed with the Commission.

                                                                       EXHIBIT A

               Consent Agreement Pursuant to 17 C.F.R. 13d-1(f)(1)

     Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Issuer.

                    FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                    By:  /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                         Its: Managing Member

                    HOVDE CAPITAL, L.L.C.

                    By:  /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: Managing Member

                    ERIC D. HOVDE

                         /s/ Eric D. Hovde
                    -------------------------------------------------

                    STEVEN D. HOVDE

                         /s/ Steven D. Hovde
                    -------------------------------------------------


Dated:    07/10/03
          ----------

Page 15 of 15